UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           RURAL CELLULAR CORPORATION
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    781904107
                                    ---------
                                 (CUSIP Number)

                                  May 19, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  781904107                                           Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          971,455
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         971,455
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    971,455

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.2%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Rural Cellular Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  P.O. Box 2000, 3905 Dakota Street SW, Alexandria, MN 56308

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. Eric Semler ("Mr. Semler," and/or the "Reporting Person"):

                  This statement relates to Shares (as defined herein) held for the accounts of various Delaware limited partnerships (the "Domestic Partnerships") and offshore companies (the "International Companies"). TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of the Domestic Partnerships, has investment discretion over securities held by each of the Domestic Partnerships and by virtue of such position may be deemed to have beneficial ownership of the Shares held by the Domestic Partnerships. TCS Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") is the investment manager to the International Companies, has investment discretion over the securities held by each of the International Companies and by virtue of such position may be deemed to have beneficial ownership of the Shares held by the International Companies. Mr. Semler is the managing member of the General Partner and of the Investment Manager, and, by virtue of such positions may be deemed to have beneficial ownership of the Shares held by the Domestic Partnerships and the International Companies.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  Mr. Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  781904107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 4 of 6 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Mr. Semler may be deemed the beneficial owner of 971,455 Shares held for the accounts of the Domestic Partnerships and the International Companies.

Item 4(b)         Percent of Class:

                  The number of Shares of which Mr. Semler may be deemed to beneficially own constitutes 8.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of Shares outstanding was 11,824,544 as of May 6, 2004). This amount consists of A) 386,325 Shares held for the account of the Domestic Partnerships and B) 585,130 Shares held for the account of the International Companies.

Item 4(c)         Number of shares as to which such person has:

Mr. Semler
----------
(i)       Sole power to vote or direct the vote:                         971,455
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of          971,455
(iv)      Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 6 Pages


Item 10.          Certification:

                  By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 1, 2004                        ERIC SEMLER


                                          /s/ Eric Semler
                                          -----------------------------